July 21, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Celanese US Holdings LLC, guaranteed by Celanese Corporation, Celanese Americas LLC, Celanese Acetate LLC, Celanese Chemicals, Inc., CNA Holdings LLC, Celanese International Corporation, Celtran, Inc., KEP Americas Engineering Plastics, LLC, Ticona Fortron Inc., Ticona Polymers, Inc., Ticona LLC, Celanese Global Relocation LLC, Celanese Ltd., and Celanese Sales U.S. Ltd., under the Exchange Act of 1934:

- 4.777% Senior Notes Due 2026

- 5.337% Senior Notes Due 2029

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com